-5546


           September 12, 2005



Mr. Anthony J. Carroll
Salans
Rockefeller Center
620 Fifth Avenue
New York, NY  10020-2457

	Re:	Mills Music Trust (the "Trust")
		File No.:   0-02123

Dear Mr. Carroll,

      In your letter dated September 7, 2005, you request that the Trust be permitted to continue to file financial statements on a comprehensive basis of accounting other than GAAP. You state that the Trust`s sole purpose is to receive and distribute to the holders of Trust Units contingent deferred payments under an Asset Purchase
Agreement dated December 4, 1964 relating to the sale of a musical copyright catalogue. You state that the payments are not determinable in advance and therefore not accruable until reported by the purchaser. The Trust therefore believes that the most appropriate presentation is a statement of cash receipts and disbursements for the Trust. You state that a full set of financial statements prepared in accordance with Article 3 of Regulation S-X would report results of operations substantially identical to the results of the Trust`s operations reflected in the Trusts current financial statements and would present cash flows on a nearly identical basis, with any balance sheet presenting an entity with no or negligible assets, no liabilities, and no or negligible equity. You also state that the Trust has used this cash basis presentation since its initial registration statement which was declared effective on January 12, 1965 and in all periodic reports for the 40 years thereafter.

      We will not object to your request for the Trust to continue to file financial statements on a cash basis presentation consistent with your historical presentation. The staff`s conclusion is limited solely to the Trust`s specific facts and circumstances and should not be considered setting precedent for other situations. We also note that this presentation is only acceptable for the Trust`s periodic reporting requirements on Forms 10-K and 10-Q. To the extent the Trust files a 1933 Securities Act registration statement, the Trust would be required to comply with the full financial statement requirements outlined in Article 3 of Regulation S-X and the registration statement form.



      The staff`s conclusion is based solely on the information included in your letter. New or different facts could lead to a different conclusion. If you have any questions regarding this letter, please call Stephanie Hunsaker at (202) 551-3512 or me at
(202) 551-3400.


						Sincerely,



						Leslie A. Overton
						Associate Chief Accountant
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Mills Music Trust
September 12, 2005
Page 2